Exhibit 99.13

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1) In March 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic and the measures implemented to deal with it are having significant impacts, in particular on the Québec government’s financial situation.

The Monthly Report on Financial Transactions at November 30, 2020 will be published on March 5, 2021.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	October			April to October
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Own-source revenue	7 434	7 585	151	52 809	48 484	-4 325	-8.2
Federal transfers	2 040	2 542	502	13 984	16 216	2 232	16.0
Consolidated revenue	9 474	10 127	653	66 793	64 700	-2 093	-3.1
Portfolio expenditures	-8 818	-10 243	-1 425	-57 218	-64 216	-6 998	12.2
Debt service	-607	-661	-54	-4 485	-4 081	404	-9.0
Consolidated expenditure	-9 425	-10 904	-1 479	-61 703	-68 297	-6 594	10.7
SURPLUS (DEFICIT)(2)	49	-777	-826	5 090	-3 597	-8 687	-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-166	-318	-152	-1 414	-1 581	-167	-
BUDGETARY BALANCE(3)	-117	-1 095	-978	3 676	-5 178	-8 854	-

CONSOLIDATED REVENUE

Revenue from government enterprises decreased by $345 million (19.5%) to $1.4 billion. The decrease stems principally from Loto-Québec’s results, affected by the temporary closing of casinos, gaming halls, and sales outlets. Moreover, Hydro-Québec observed a drop in electricity consumption in Québec. This decrease is partially offset by an increase in Investissement Québec’s results, mainly as a result of the rise of the fair value of investments.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	October			April to October
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Income and property taxes
Personal income tax	2 722	2 711	-11	19 159	18 605	-554	-2.9
Contributions for health services	552	496	-56	3 828	3 420	-408	-10.7
Corporate taxes	593	631	38	4 505	3 708	-797	-17.7
School property tax	124	88	-36	919	715	-204	-22.2
Consumption taxes	2 003	2 150	147	13 585	12 769	-816	-6.0
Tax revenue	5 994	6 076	82	41 996	39 217	-2 779	-6.6
Duties and permits	261	425	164	2 385	2 275	-110	-4.6
Miscellaneous revenue	914	856	-58	6 660	5 569	-1 091	-16.4
Other own-source revenue	1 175	1 281	106	9 045	7 844	-1 201	-13.3
Total own-source revenue excluding revenue from government enterprises	7 169	7 357	188	51 041	47 061	-3 980	-7.8
Revenue from government enterprises	265	228	-37	1 768	1 423	-345	-19.5
TOTAL	7 434	7 585	151	52 809	48 484	-4 325	-8.2

Federal transfers

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	October			April to October
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Equalization	1 094	1 105	11	7 656	7 731	75	1.0
Health transfers	541	569	28	3 782	3 980	198	5.2
Transfers for post-secondary education and other social programs	128	134	6	892	936	44	4.9
Other programs	277	734	457	1 654	3 569	1 915	115.8
TOTAL	2 040	2 542	502	13 984	16 216	2 232	16.0

CONSOLIDATED EXPENDITURE

At October 31, 2020, that is, for the first seven months of 2020-2021, consolidated expenditure totalled $68.3 billion. This represents an increase of $6.6 billion (10.7%) compared to the same period last year.

- This expenditure growth reflects in particular the significant resources mobilized in the Santé et Services sociaux portfolio, as well as the financial assistance provided to individuals, businesses and municipalities in the context of the COVID-19 pandemic.

Cumulative change in consolidated expenditure
(millions of dollars)

8,000
6,000
4,000
2,000
0
April to June
July
August
September
October
November
December
January
February
March

Expenditure in the **Éducation et Enseignement supérieur** portfolio increased by $139 million (1.1%) to $13.3 billion.

Expenditure in the **Santé et Services sociaux** portfolio increased by $4.4 billion (17.2%) to $30.1 billion, mainly due to:

- a $4.3-billion increase in the expenditures of health and social services institutions, stemming from the cost of personal protective equipment and wage increases granted to healthcare workers, including patient-care attendants, to recognize additional efforts to face the public health crisis.

Expenditure in **other portfolios** increased by $2.4 billion (13.3%) to $20.8 billion, due to:

- an $879-million increase in expenditure in the Finances portfolio, attributable in part to Québec's contribution to the Canada Emergency Commercial Rent Assistance (CECRA) program, the Incentive Program to Retain Essential Workers (IPREW) and the Gas Tax and Québec Contribution Program (TECQ);
- a $516-million increase in expenditure in the Famille portfolio, including a $362-million increase related to the full enhancement of the family allowance announced in the November 2019 *Update on Québec's Economic and Financial Situation*;
- a $401-million increase in expenditure in the Transport portfolio, mainly due to financial assistance granted for public passenger transit under the Programme d'aide d'urgence au transport collectif des personnes;
- a $370-million increase in expenditure in the Économie et Innovation portfolio, which stems from tax credits, including those for investments in manufacturing and processing equipment, for multimedia titles and for the development of e-business, as well as from the Concerted Temporary Action Program for Businesses (PACTE) and the Emergency Assistance Program for Small and Medium-Sized Businesses (PAUPME);
- a $266-million increase in expenditure in the Affaires municipales et Habitation portfolio, mainly due to financial assistance to support municipalities in the context of the pandemic provided for in the Safe Restart Agreement;
- a $344-million decrease in expenditure in the Sécurité publique portfolio, attributable to the financial assistance granted in 2019-2020 with respect to flooding in the spring of 2019.

Debt service expenditure decreased by $404 million (9.0%) to $4.1 billion because of lower interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
	October				April to October
	2019	(5)	2020	Change	2019-2020	(5)	2020-2021	Change	Change (%)
Éducation et Enseignement supérieur	2 138		2 267	129	13 171		13 310	139	1.1
Santé et Services sociaux	3 884		4 743	859	25 642		30 058	4 416	17.2
Other portfolios(6)	2 796		3 233	437	18 405		20 848	2 443	13.3
Portfolio expenditures	8 818		10 243	1 425	57 218		64 216	6 998	12.2
Debt service	607		661	54	4 485		4 081	-404	-9.0
TOTAL	9 425		10 904	1 479	61 703		68 297	6 594	10.7

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits, and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period of April to October 2020, net financial requirements amount to $5.5 billion and are due to:

  the $3.6-billion deficit resulting from the difference between government revenues and expenditures;

  the $1.9-billion financial requirements for investments, loans and advances, due primarily to an increase in loans, especially those granted through support measures for businesses affected by the COVID-19 pandemic, and the growth in the consolidation value of government enterprises;(7)

  the $1.9-billion financial requirements for government capital investments, due to investments of $4.4 billion, partially offset by amortization expenses of $2.5 billion;(7)

  the $2.0-billion financial surplus related to retirement plans and other employee future benefits liabilities, resulting from an increase in these liabilities of $5.7 billion,(7) partially offset by the payment of government employee benefits of $3.7 billion;

  the $152-million financial requirements from other accounts.(8)

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to October
	2019-2020	2020-2021
SURPLUS (DEFICIT)(2)	5 090	-3 597
Non-budgetary transactions
Investments, loans and advances	-1 541	-1 871
Capital investments	-1 513	-1 894
Retirement plans and other employee future benefits	1 946	1 965
Other accounts(8)	-889	-152
Total non-budgetary transactions	-1 997	-1 952
NET FINANCIAL SURPLUSES (REQUIREMENTS)	3 093	-5 549

CHANGE IN THE BUDGETARY BALANCE IN 2020-2021

Results at October 31, 2020 showed a budgetary deficit of $5.2 billion for the first seven months of the year.

According to the data presented in the Update on Québec’s Economic and Financial Situation of November 2020, a budgetary deficit of $15.0 billion is expected for 2020-2021, before the use of the stabilization reserve.

For the last five months of the fiscal year, that is, from November 2020 to March 2021, the budgetary deficit will come from:

  results excluding initiatives announced since the beginning of the fiscal year, which will contribute to increase the deficit by $254 million;

  initiatives announced in the June 2020 snapshot, Québec’s Economic and Financial Situation, of which a balance of $2.4 billion has yet to be recorded;

  initiatives announced in the November 2020 Update on Québec’s Economic and Financial Situation, of which a balance of $3.2 billion has yet to be recorded.

Moreover, the government has set up a provision of $4.0 billion to mitigate potential economic risk and fund additional support and recovery measures.

The use of the stabilization reserve will reduce the budgetary deficit to $3.0 billion.

CHANGE IN THE BUDGETARY BALANCE FOR 2020-2021
(millions of dollars)
2020-2021
BUDGETARY BALANCE(3) - MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT OCTOBER 31, 2020	-5 178
UPCOMING RESULTS FROM NOVEMBER 2020 TO MARCH 2021
Results excluding initiatives
- Consolidated revenue	54 191
- Consolidated expenditure	-53 373
- Deposits of dedicated revenues in the Generations Fund	-1 072
Subtotal	-254
Balance of the initiatives in the June 2020 snapshot to be recorded	-2 365
Balance of the initiatives in the November 2020 update to be recorded	-3 203
Provision for economic risks and other support and recovery measures	-4 000
TOTAL	-9 822
PROJECTED BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	-15 000
Use of the stabilization reserve	12 009
PROJECTED BUDGETARY BALANCE(9) - NOVEMBER 2020 UPDATE	-2 991

APPENDIX 1: BUDGET FORECASTS - CHANGE SINCE THE MARCH 2020 BUDGET

BUDGET FORECASTS FOR 2020-2021
(millions of dollars)
	March 2020		November 2020		Change
	Budget	Adjustments	update	(10)	(%)	(11)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	35 435	-137	35 298		4.4
Contributions for health services	6 896	-515	6 381		-2.1
Corporate taxes	8 530	-863	7 667		-10.9
School property tax	1 349	-192	1 157		-24.8
Consumption taxes	22 961	-2 959	20 002		-6.3
Tax revenue	75 171	-4 666	70 505		-1.8
Duties and permits	4 643	-441	4 202		-7.3
Miscellaneous revenue	10 975	-851	10 124		-7.6
Other own-source revenue	15 618	-1 292	14 326		-7.6
Total own-source revenue excluding revenue from government enterprises	90 789	-5 958	84 831		-2.9
Revenue from government enterprises	4 814	-1 208	3 606		-18.4
Total own-source revenue	95 603	-7 166	88 437		-3.6
Federal transfers	25 692	4 604	30 296		20.1
Total consolidated revenue	121 295	-2 562	118 733		1.5
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	-25 734	-349	-26 083		6.9
Santé et Services sociaux	-47 760	-4 699	-52 459		16.6
Other portfolios(6)	-36 806	-4 158	-40 964		13.1
Portfolio expenditures	-110 300	-9 207	-119 507		13.1
Debt service	-8 266	693	-7 573		-1.3
Total consolidated expenditure	-118 566	-8 514	-127 080		12.2
Provision for economic risks and other support and recovery measures	-	-4 000	-4 000		-
SURPLUS (DEFICIT)(2)	2 729	-15 076	-12 347		-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-2 729	76	-2 653		-
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	-	-15 000	-15 000		-
Use of the stabilization reserve	-	12 009	12 009		-
BUDGETARY BALANCE(9)	-	-2 991	-2 991		-
Note: Totals may not add due to rounding.

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the Monthly Report on Financial Transactions allows for a better monitoring of actual results over the course of the year.

The missions dedicated to public services are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	October			April to October
	2019	(5)	2020	2019-2020(5)	2020-2021
Health and Social Services	3 796		4 637	25 051	29 294
Education and Culture	2 195		2 316	13 624	13 898
Economy and Environment	1 068		1 307	7 451	8 694
Support for Individuals and Families	1 101		1 181	6 391	6 881
Administration and Justice	658		802	4 701	5 449
TOTAL	8 818		10 243	57 218	64 216

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes

(1)	A summary of the government’s accounting policies can be found on pages 82 to 85 of Volume 1 of the Public Accounts 2019-2020.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2020-2021 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(9)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.
(10)

The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the Update on Québec’s Economic and Financial Situation - Fall 2020.

(11)	This is the annual change compared to preliminary results in 2019-2020.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des
Finances website: www.finances.gouv.qc.ca.